FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 10 October 2002
                         Commission File Number 0-30358

                                  Ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|    Form 40-F
                                   -----             ----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                            Yes                       No     |X|
                               -------                    ----------


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures                                                    Page
Directors Dealings           10 October 2002                5 pages
ebookers 6K

London Stock Exchange RNS Number:3221C
ebookers PLC

10 October 2002


                              DEALINGS BY DIRECTORS

1) NAME OF COMPANY

EBOOKERS PLC

2) NAME OF DIRECTOR

Mr Sudhir Choudhrie

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Holder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

Mr Sudhir Choudhrie

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment of Further Shares

7)  Number of shares/amount of stock acquired

5,827

8)  (N/A %) of issued Class

0.012

9)  Number of shares/amount of stock disposed

Not applicable

10) ( N/A %) of issued Class
Not applicable

11) Class of security

Ordinary

12) Price per share

(pound)1.18

13) Date of transaction

10 October 2002

14) Date company informed

10 October 2002

15) Total holding following this notification

5,827

16) Total percentage holding of issued class following this notification

0.012

          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information


24) Name of contact and telephone number for queries


25) Name and signature of authorised company official responsible for making this notification

Helen O'Byrne

    Date of Notification  10 October 2002




                              DEALINGS BY DIRECTORS

1) NAME OF COMPANY

EBOOKERS PLC

2) NAME OF DIRECTOR

Mr Jeffrey Sampler

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Holder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

Mr Jeffrey Sampler

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment of Further Shares

7)  Number of shares/amount of stock acquired

5,827

8)  (N/A %) of issued Class

0.012

9)  Number of shares/amount of stock disposed

Not applicable

10) ( N/A %) of issued Class

Not applicable

11) Class of security

Ordinary

12) Price per share

(pound)1.18

13) Date of transaction

10 October 2002

14) Date company informed

10 October 2002

15) Total holding following this notification

5,827

16) Total percentage holding of issued class following this notification

0.012

          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries



25) Name and signature of authorised company official responsible for making this notification

Helen O'Byrne

    Date of Notification  10 October 2002

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  October 22, 2002                             /s/ Helen O'Byrne
                                                     -----------------
                                                     Helen O'Byrne
                                                     Company Secretary